Exhibit 21.1

LIST OF REGISTRANT'S SUBSIDIARIES

SUBSIDIARY NAME	JURISDICTION OF ORGANIZATION

ZELTIQ LIMITED	United Kingdom
ZELTIQ Ireland Limited	Ireland
ZELTIQ Ireland International Limited	Ireland
ZELTIQ Ireland International Holdings Unlimited Company	Ireland